Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated May 3, 2013, with respect to the combined balance sheets of Marlin Midstream Partners, LP as of December 31, 2012 and 2011, and the related combined statements of operations, comprehensive income (loss), member’s equity and cash flows in the two-year period ended December 31, 2012, and our report dated May 3, 2013, with respect to the balance sheet of Marlin Midstream Partners, LP as of April 19, 2013, incorporated herein by reference, and included in the Marlin Midstream Partners, LP Registration Statement (Form S-1 No. 333-189645) and related Prospectus and to the reference to our firm under the heading “Experts” in the Registration Statement (Form S-1 No. 333-189645) and the related Prospectus.

/s/ KPMG LLP

Houston, Texas

July 25, 2013